77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Floating Rate Income Strategies Fund, Inc. held on August 31, 2006, the results were as follows:

PROPOSAL 1.

     To elect Robert C. Doll, Jr., Robert W. Forbes, Cynthia A. Montgomery, Jean Margo Reid, Roscoe S. Suddarth, Richard R. West and Edward D. Zinbarg to the Board of Directors to hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement or removal.  With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Withheld from Voting

Robert C. Doll, Jr.

11,873,251

814,651

Robert W. Forbes

11,871,644

816,258

Cynthia A. Montgomery

11,870,556

817,346

Jean Margo Reid

11,867,884

820,018

Roscoe S. Suddarth

11,866,957

820,945

Richard R. West

11,863,127

824,775

Edward D. Zinbarg

11,864,205

823,697

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

8,685,695

284,402

508,377

3,267,539

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

8,680,107

   291,543

 506,824

    3,267,539